PHILLIPS NIZER LLP
666 Fifth Avenue, 29th Floor
New York, New York 10103-0084

June 21, 2006

VIA FEDERAL EXPRESS

Ms. Sara Kalin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	CHINA MOBILITY SOLUTIONS, INC. REGISTRATION STATEMENT ON FORM SB-2 FILED ON MAY 9, 2006 FILE NO. 333-128323

Dear Ms. Kalin:
In connection with the above-referenced matter and on behalf of our client China Mobility Solutions, Inc. (the “Company”), we have enclosed two courtesy copies of Amendment No. 3 to the Company’s registration statement, along with a copy marked to show changes from Amendment No. 2. This letter is in response to your letter to Ms. Angela Du, dated June 5, 2006. We will address your comments in the order in which they appear in your letter.

Amendment No. 2 to Registration Statement on Form SB-2

General

1.  The senior convertible debenture offering (the “Offering”) was completed on August 15, 2005. The Offering was made solely to accredited investors and was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder. We do not believe that the actions taken by the Company, in May 2006 (more than nine moths after the closing of the Offering), solely in response to a threatened lawsuit involve any violations of Section 5 of the Securities Act. There have been no additional issuances of securities by the Company. The securities sold in the Offering, namely senior convertible debentures (“Debentures”) and common stock purchase warrants (“Warrants”) have come to rest and there have been no offers by the Company to sell additional securities nor have any sales been made. The definition of a “sale” in Section 2(a)(3) of the Securities Act, includes every disposition of a security for value. We do not believe any securities have been disposed of by the Company, nor have the investors given any value to the Company.

The Company never made an offer to sell additional securities and, in fact, resisted all attempts to adjust the terms of the Debentures and Warrants. The Company was first contacted by a Debenture holder[(which is an institutional accredited investor)] with a complaint in or about early December 2005. It was then notified by the attorney for such Debenture holder that it was in default of the Debentures and the Company disclosed this notice of default on a Form 8-K for January 31, 2006. In such Form 8-K, the Company denied it was in default of the Debentures and the Company would vigorously contest any lawsuit which may be brought. However, given the costs of litigation and the decline in the Company’s stock price, the Company believed it was in the investors’ and its shareholders’ best interests for the Company to settle the lawsuit, without admitting or denying any liability.

The Company never offered to reduce the exercise and conversion prices of the Debentures and Warrants and resisted such changes for 5 months. The terms of the settlement were dictated by the investor. The Company never discussed the terms of the settlement with other investors, did not negotiate with them, nor make any offers to them. It was the Company, rather than the investors which had to make a decision of whether or not to accept the offer in order to avoid costly litigation. The Company delivered notice of the settlement to the other Debenture holders and reduced the exercise and conversion prices after the settlement agreement was signed.

There has been no offer or sale of additional Debentures and Warrants, the securities sold in the Offering. The proposed issuance of additional shares of Common Stock has not been made and can only be made after the Effective Date of the Registration Statement. As stated in the red herring on the cover page of the Company’s prospectus dated May 8, 2006, “These securities may not be sold until the registration statement filed with the Securities and Exchange Commission (the “SEC”) is effective.” The additional shares of Common Stock issuable upon exercise of the Warrants and conversion of the Debentures have been removed from Amendment No. 3 to the Registration Statement. They will not be issuable until there is another registration statement declared effective covering such shares.

2.  This comment has been complied with. The May 4, 2006 Waiver/Settlement Agreement was entered into pursuant to a letter agreement between the parties dated April 24, 2006. References to the April 24, 2006 agreement have been replaced. The default notice sent by Southridge Partners, LP on January 17, 2006 related only to the securities held by Southridge. However, if a default was declared all of the Debentures could be in default. Therefore, Section 3 of the Waiver/Settlement Agreement concerns all of the securities sold in the Debenture Offering. This was done at Southridge’s request. The Company did not wish to settle with one debenture holder and then have others declare a default, nor did the Company want to favor one debenture holder over another.

3.  This comment has been complied with.

Summary, page 3
4.  This comment has been complied with.

Selling Shareholders, page 40
5.  This comment has been complied with.

Undertakings, page II-5
6.  This comment has been complied with.

Legal Opinion
7.  This comment has been complied with.

Form 10-KSB for the fiscal year ended December 31, 2005

Controls and Procedures, page 27

8.  (sic) The Company is not an accelerated issuer. Accordingly, it has revised its Form 10-QSB for September 30, 2005; its Form 10-KSB for December 31, 2005 and its Form 10-QSB for March 31, 2006 to delete references to compliance with Item 308(a) of Registration S-B other than to disclose certain material weaknesses in the disclosure controls which it has remedied. Amended reports will be filed prior to the effective date of the Registration Statement once the Staff has advised the Company to do so.

9.  This comment has been complied with.

The Company believes it has been responsive to all of the Staff’s comments and it will seek to have its registration statement declared effective once the Staff has had an opportunity to review the filings. Please do not hesitate to contact the undersigned at (212) 841-0707 if you have any questions or desire any information.

Very truly yours,
PHILLIPS NIZER LLP
Elliot H. Lutzker

cc: Angela Du